1301 Second Avenue Seattle, WA 98101

February 6, 2008

Via Facsimile (202) 772-9208 and EDGAR

Christian N. Windsor, Esq.
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Washington Mutual, Inc. Definitive 14A, filed March 19, 2007 (File No. 01-14667)

Dear Mr. Windsor,

            This letter is in response to the letter, dated January 9, 2008, addressed to Mr. Kerry Killinger, Chief Executive Officer of Washington Mutual, Inc. (“WaMu” or the “Company”), regarding two follow-up comments of the Staff of the Securities and Exchange Commission with respect to the above-referenced definitive proxy statement filed March 19, 2007 (the “2007 Proxy Statement”).

            The Company acknowledges that: (i) the Company is responsible for the adequacy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Below we reproduce the text of each numbered paragraph in the comment letter and follow with our responses.  For convenience in responding to certain of the comments, we have subdivided them in order to more effectively respond to each part of the comment.

Salary and Annual Incentive Compensation, page 24

1.         In your response to prior comment 4, you indicate that you did not disclose your performance targets because their disclosure would cause competitive harm to Washington Mutual.  Since these targets directly impact an understanding of how the Committee determined the amount of incentive compensation paid to the named executive officers, please disclose the targets.  Alternatively, please discuss, in greater detail, how the disclosure of these targets, particularly after the end of the fiscal year, when your overall financial and operating performance has been disclosed, could cause competitive harm.  Furthermore, with regard to the customer satisfaction measure, please provide additional analysis as to how the disclosure of the measurement and Washington Mutual’s performance to that measurement could permit the consequences noted in the second bullet point.

WaMu Response:   As discussed in our prior response to comment 4, we did not disclose target levels of performance under the earnings-per-share (“EPS”) or customer satisfaction measures because we believed that they involve confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm to the Company, within the scope of Instruction 4 to Item 402(b) of Regulation S-K.  We supplementally provide the following additional information to substantiate our position:

·       EPS Measure.  The EPS measure was established by the Company as a proprietary matrix involving different “target” amounts that apply depending upon the interest rate environment (the “EPS Matrix”).  Specifically, as discussed on page 24 of our 2007 Proxy Statement, the actual EPS targets that apply for the year depend upon the average short-term interest rates (defined as an applicable LIBOR rate) and the average spread between short-term and long-term interest rates that existed over the course of the year.  The EPS Matrix reflects the potential impact on the Company’s EPS, given the Company’s confidential business plan, under a range of prevailing interest rate environments in effect during the year, including whether the interest rate yield curve is normal or inverted.  While the Company’s internal forecasts for EPS under different interest rate environments and interest rates themselves often change from year-to-year, the Company’s EPS sensitivity to changes in the interest rate environment does not vary significantly from year-to-year.  As a result, disclosure of the actual EPS performance targets comprising the EPS Matrix, even retrospectively for a completed year, would reveal that EPS sensitivity and therefore would cause competitive harm to the Company in the market for retail deposits and the capital funding markets.

Retail deposits are an extremely important funding source for the Company’s business.  Deposits make up approximately 50% of our total annual funding, and competition for deposits is fierce as banks and thrifts primarily compete for deposits on the basis of price (i.e. interest rates paid on deposit accounts).  Disclosure of the EPS Matrix that applied for the prior year’s bonus plan would allow our competitors to anticipate and project our deposit pricing reactions to changes in the interest rate environment.  For example, a competing bank could use the EPS Matrix to discern our earnings sensitivity to a change in the interest rate environment from a low rate scenario (based on the applicable short-term LIBOR rate lower than an established amount) to a high rate scenario (the applicable LIBOR rate higher than the established amount).  The competitor could then determine, by mapping the timing of our historical retail deposit pricing moves against then-prevailing interest rates and our EPS sensitivity as demonstrated by the EPS Matrix, to predict when we would likely address a future potential drop in EPS by altering our deposit pricing terms in reaction to the increase in the applicable LIBOR rate.  This would give the competitor an unfair advantage by enabling it to anticipate our deposit pricing reaction to future LIBOR movements and proactively price their competing products in a way that could be more attractive to our current and potential customers.  Based on our knowledge of and experience in the financial services and banking industry, information about pricing moves and earnings sensitivity is closely reviewed by competitors and often used in this manner.  Therefore, disclosure of the EPS Matrix would significantly harm our ability to effectively compete for one of our most important sources of funding and revenues.

Disclosure of the EPS Matrix would also cause the Company competitive harm in the capital markets, which is another important source of funding for our business.  Using the EPS Matrix, our capital markets counterparties could discern our expected EPS variability based on changes in the applicable LIBOR rate and the slope of the interest rate yield curve.  For example, the counterparties could use the EPS Matrix to determine the extent of our expected range of EPS target amounts at the 100% performance level for the prior year.  This is information that is not otherwise disclosed by the Company.  The counterparties could then use this information to predict our expected EPS volatility for the current year, which could result in unfavorable pricing terms offered to the Company on our capital market funding instruments.

·       Customer Measures.  As discussed in our prior response to comment 4 and on pages 24 and 25 of our 2007 proxy statement, the customer satisfaction measure applied to our Leadership Bonus Plan for 2006 and a similar customer loyalty measure applied to the plan for 2007 (together the “Customer Measures”).  The Customer Measures were based on a propriety measurement system.  We have not publicly disclosed our target customer satisfaction and loyalty levels because we consider that information to be competitively sensitive.  Disclosure of our target Customer Measures could allow our competitors to use our disclosure in an attempt to determine the level of customer satisfaction and loyalty that we deem acceptable and to highlight perceived instances when we may not have satisfied our own customer satisfaction and loyalty standards.  This would be especially harmful because our current and prospective customers would not typically have the benefit of our proxy statement disclosures placing our targets in proper context when reacting to competitor advertising.

In our prior response, we cited three ways in which disclosure of specific criteria and goals for this measure would competitively harm the Company.  With the foregoing overarching concern as a background, we now provide additional information on specifically how disclosure would cause those results.  Specifically, disclosure would enable our competitors:

                                                (i)      to learn from our experience and seek to imitate our successes by mapping the timing of our customer satisfaction and loyalty initiatives against reported results.  Based on our knowledge of and experience in the financial services and banking industry, information about the sensitivity of customer satisfaction and loyalty levels to new initiatives would be closely reviewed by competitors and used in this manner;

                                              (ii)      to better evaluate methods in which they might seek to distinguish their products and services from our products and services by using our confidential and proprietary information to identify any shortfalls in the Company’s efforts to meet its “stretch” goals for customer satisfaction and loyalty, and then using that information to design products and services that will specifically compete in areas where the Company has fallen short of its internal targets; and

                                             (iii)      to publicize to our detriment any areas where we might not have fully achieved our internal “stretch” goals, by highlighting in competitor marketing campaigns any such instances where we have fallen short of those goals and making claims that, by the Company’s own standards, we are unable to fully satisfy our customers.  Competitor marketing based on the Company’s failure to achieve its internal customer satisfaction and loyalty goals would be much more effective than marketing based on the results of independent, third party surveys, because internal goals inherently reflect criteria and benchmarks selected and targeted by the Company.

Since customer satisfaction and loyalty are primary differentiators among all retail companies, including retail banks, disclosing specific targets for the Customer Measures exposes the Company to a significant risk of competitive harm because competitors could use our proprietary target customer loyalty and satisfaction information to design products and services to compete more effectively against the Company’s products and services, and to make any failure by the Company to achieve its own customer satisfaction goals the centerpiece of competitor marketing campaigns.

Performance Shares, page 26

2.            In your response to prior comment 11, you indicate that the S&P Financial Index is a widely followed index.  However, the peer group used to determine performance under the performance shares program uses a group that is a subset of the S&P Financial Index.  Consequently, please identify the peer group used to evaluate performance.  Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

WaMu Response:  As we stated in our prior response to comment 11, our performance shares program measures the Company’s performance relative to performance on the approximately 70 financial services companies comprising the S&P Financial Index (the “S&P Index”). Since the peer group does exclude real estate investment trusts within the S&P Index and companies that are no longer publicly traded at the conclusion of the applicable performance cycle, we will disclose the list of actual companies we use to measure performance under our performance share program.

            Thank your for your attention to this matter.  Please do not hesitate to contact us if you require additional information.

Sincerely yours, /s/ Stewart M. Landefeld Steward M. Landefeld Executive Vice President and Interim Chief Legal Officer